SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of October, 2003

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                        RYANAIR TO SUE AIR MEDITERRANEE
                             OVER FALSE ALLEGATIONS

Ryanair, Europe's No.1 low fares airline today announced that it is to sue Aer Mediterranee for false allegations made in the media. Air Mediterranee have claimed that Ryanair's low fares scheduled services to Pau airport near the Pyrenees have decreased their charter traffic at a completely different airport. In fact, official CAA statistics confirm that Air Mediterranee's traffic at Tarbes has actually increasedby over 70% since Ryanair's arrival at Pau.

Announcing details of the court action, Ryanair's Chief Executive, Michael O'Leary said:

"
 1. Air Mediterranee as a charter airline does not compete with Ryanair
    (or anyother airline) for passengers. In common with all charter airlines it sells all of its seat capacity to tour operators and it is the tour operators who take the risk not the airline.

 2. Whilst Air Mediterranee runs a small number of weekly charter flights during the Summer period only between London and Tarbes Lourdes International Airport, the total traffic carried by tour operators using Air Mediterranee during 2002 (the last year prior to Ryanair's arrival at Pau) amounted to only 5,000 passengers, which is equivalent to less than 1 month's traffic on Ryanair's low fare scheduled services between Stansted and Pau.

 3. Air Mediterranee's claim that it has lost 30% of its clientele on its "route" between London and Tarbes Lourdes Airport is factually untrue. In fact the opposite case is proven by the official CAA statistics. The claim by Air Mediterranee's Managing Director, Mr Antoine Ferreti that its business has been affected by Ryanair's low fare services from London to Pau is clearly untrue.

 4. The CAA official statistics (see attached) for the London-Tarbes Lourdes route confirm that in 2003 year to date traffic on the charter flights operated by Air Mediterranee up to the end of August 2003 has increased by over 70%from 4,900 to 8,500 passengers.

Air Mediterranee have suffered no damage whatsoever ( in fact its traffic has risen by 70%) as a result of Ryanair's low fare services to Pau. This is just the latest attempt by French airlines to misuse the local administrative tribunal process in France to block competition, choice and low fare air travel developing at the French regional airports.

        Ryanair and the Chamber of Commerce in Pau will also be asking the courts in Pau to dismiss the Air Mediterranee lawsuit and to send a message to all other French airlines that the regional airports and French consumers want to promote and welcome low fare air travel to and from the regions of France.

        At a time when the merger of Air France and KLM will create the biggest European mega carrier airline, there is an even more important need for low fares airlines such as Ryanair to provide low fares, direct flights and competition to these mega carriers and also to provide local people in the regions of France and Europe with direct access to destinations other than Paris Charles de Gaulle."

        Official C.A.A. passenger statistics - Air Mediterranee route London-Lourdes

    MONTH           PASSENGERS - 2002         PASSENGERS - 2003
   MARCH                   128                         -
   APRIL                   509                       553
   MAY                    1280                      2876
   JUNE                   1101                      1203
   JULY                    882                      1246
   AUGUST                  998                      2498

   TOTAL                  4898                      8376              +70%


(Source: official C.A.A. traffic statistics)


Ends                                                         16th October 2003



For further information
please contact:  Paul Fitzsimmons     Pauline McAlester
                 Ryanair              Murray Consultants
                 Tel. +353-1-8121212  Tel. +353-1-4980300

(Full C.A.A. statistics for Air Mediterranee London- Lourdes route attached).




UK - TARBRES-LOURDES INTERNATIONAL PAX 2002-2003 Air Mediterranee

   AIR MED UK -         Flights            Capacity              Pax
  LOURDES PAX BY
     MONTH           2002     2003      2002      2003     2002      2003
    January
    February
     March              1                130                128
     April              5        5       650     1,118      509       675
      May              18       32     2,356     5,930    1,543     4,329
      June             17       14     2,210     2,762    1,704     1,549
      July             11       33     1,520     5,814    1,132     4,312
     August            17       25     2,386     4,322    1,591     3,356
   September           14              1,820              1,305
    October            12              1,740              1,462
    November
    December

Total UK-TARBRES       95      109    12,812    19,946    9,374    14,221

UK-TARBRES Year to     69      109     9,252    19,946    6,607    14,221
      date


 AIR MED LONDON -       Flights            Capacity              Pax
  LOURDES PAX BY
     MONTH           2002     2003      2002      2003     2002      2003
    January
    February
     March              1                130                128
     April              5        4       650       790      509       553
      May              16       21     2,088     4,410    1,280     2,876
      June             12       11     1,560     2,088    1,101     1,203
      July              9        9     1,174     1,754      882     1,246
     August            11       19     1,520     3,370      998     2,498
   September           14              1,820              1,305
    October             8              1,220                971
    November
    December

      Total            76       64    10,162    12,412    7,174     8,376
 LONDON-TARBRES

  LONDON-TARBRES       54       64     7,122    12,412    4,898     8,376
  Year to date



 AIR MED LOURDES       Flights            Capacity              Pax
 PAX BY ORIGIN       2002     2003      2002      2003     2002      2003
                     FULL      YTD      FULL      YTD      FULL      YTD
     BELFAST           13       18     1,698     2,520    1,468     2,081
 INTERNATIONAL
   BIRMINGHAM           2                260                231
   EDINBURGH                     2                 440                358
     EXETER                      1                 130                119
    GATWICK                      2                 440                419
    GLASGOW                      2                 440                376
     JERSEY                      1                 234                 64
 LEEDS BRADFORD                  2                 260                254
   LIVERPOOL            4       11       692     2,092      501     1,608
     LUTON             74        2     9,722       260    6,967       220
   MANCHESTER                    1                 328                122
   NEWCASTLE                     1                 130                 82
   PRESTWICK                     6                 960                781
    STANSTED            2       60       440    11,712      207     7,737

     Total UK          95      109    12,812    19,946    9,374    14,221
    -TARBRES

      Total            76       64    10,162    12,412    7,174     8,376
 LONDON-TARBRES



 AIR MED LOURDES       Flights            Capacity              Pax
PAX BY ORIGIN YTD
   to end AUG        2002     2003      2002      2003     2002      2003
                      YTD      YTD      YTD       YTD       YTD      YTD
     BELFAST           11       18     1,438     2,520    1,208     2,081
 INTERNATIONAL
   EDINBURGH                     2                 440                358
     EXETER                      1                 130                119
    GATWICK                      2                 440                419
    GLASGOW                      2                 440                376
     JERSEY                      1                 234                 64
 LEEDS BRADFORD                  2                 260                254
   LIVERPOOL            4       11       692     2,092      501     1,608
     LUTON             54        2     7,122       260    4,898       220
   MANCHESTER                    1                 328                122
   NEWCASTLE                     1                 130                 82
   PRESTWICK                     6                 960                781
    STANSTED                    60              11,712              7,737

Total UK - TARBRES     69      109     9,252    19,946    6,607    14,221
  Year to date

  Total LONDON -       54       64     7,122    12,412    4,898     8,376
 TARBRES Year to
      date



Source: UK Civil Aviation Authority




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 16 October 2003
                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director